

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

<u>VIA E-MAIL</u>
Mr. Sergio Schisani
Chief Executive Officer
Southern States Sign Company
Viale Bruno Buozzi 83
Rome, Italy

> **Re:** **Southern States Sign Company**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on May 16, 2014**
> **File No. 333-171842**

Dear Mr. Sergio Schisani:

We issued comments to you on the above captioned filing on November 6, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 23, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant